Exhibit 12.1

DXC TECHNOLOGY COMPANY

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(unaudited)

	Historical DXC Technology Company	Historical DXC Technology Company	Historical Computer Sciences Corporation
	Three months ended	Fiscal year ended	Fiscal years ended
(in millions, except ratios)	June 30, 2018	March 31, 2018	March 31, 2017	April 1, 2016	April 3, 2015	March 28, 2014
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$360	$1,304	$(174)	$10	$(671)	$694
Fixed charges	156	583	166	271	172	193
Less: Preference security dividend requirements of consolidated subsidiaries	—	(2)	(1)	(2)	(3)	(2)

Earnings as adjusted	$516	$1,885	$(9)	$279	$(502)	$885

Fixed charges:
Interest expense(a)	$85	$320	$117	$123	$126	$128
Loss on early extinguishment of debt(b)	—	—	—	97	—	—
Portion of rental expense representative of the interest factor(c)	71	263	49	51	46	65

Fixed Charges	$156	$583	$166	$271	$172	$193

Combined fixed charges and preference dividends:
Interest expense(a)	$85	$320	$117	$123	$126	$128
Loss on early extinguishment of debt(b)	—	—	—	97	—	—
Portion of rental expense representative of the interest factor(c)	71	263	49	51	46	65
Preference security dividend requirements of consolidated subsidiaries	—	2	1	2	3	2

Combined fixed charges and preference dividends	$156	$585	$167	$273	$175	$195

Ratios:
Ratio of earnings to fixed charges	3.3	3.2	— (d)	1.0	— (f)	4.6
Ratio of earnings to combined fixed charges and preference dividends	3.3	3.2	— (e)	1.0	— (g)	4.5

(a)	Interest expense includes amortization of debt discount and deferred loan costs.
(b)	The fiscal 2016 loss on early extinguishment of debt is related to the Company’s redemption of all outstanding 6.50% term notes due March 2018.
(c)	One-third of the rent expense is the portion of rental expense deemed representative of the interest factor.
(d)	Earnings were insufficient to cover fixed charges during fiscal 2017 by $175 million.
(e)	Earnings were insufficient to cover combined fixed charges and preference dividends during fiscal 2017 by $176 million.
(f)	Earnings were insufficient to cover fixed charges during fiscal 2015 by $674 million.
(g)	Earnings were insufficient to cover combined fixed charges and preference dividends during fiscal 2015 by $677 million.